P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

04 APR -7 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

04024169

82-2083

29 March 2004

SUPPL

Dear Sirs

P&O STOCKHOLDERS APPROVE TRANSACTION TO MAKE P&O INDEPENDENTLY LISTED

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

PROCESSED
APR 09 2004
THOMSON FINANCIAL

enc

dlw 4/8

P&O

News Release

29 March 2004

P&O STOCKHOLDERS APPROVE TRANSACTION TO MAKE P&O NEDLLOYD INDEPENDENTLY LISTED

On 2 February 2004, P&O announced that it had signed a conditional agreement for P&O Nedlloyd in effect to become independently listed. P&O is to receive approximately €215 million (£147 million) in cash and a 25% shareholding in Royal Nedlloyd N.V. (to be renamed Royal P&O Nedlloyd N.V.) in exchange for its 50% shareholding in P&O Nedlloyd. The transaction is described more fully in the Circular posted to shareholders on 12 March 2004.

P&O is pleased to announce that the resolution to approve this transaction was approved at the Extraordinary General Meeting of the Company held earlier today. Proxy votes cast were 384 million in favour and 0.6 million against.

The shareholders of Royal Nedlloyd N.V. also approved the transaction at a meeting on 23 March. The transaction remains subject inter alia to regulatory clearances and completion of the Royal Nedlloyd N.V. rights issue. Subject to satisfaction of these conditions, completion is expected during April 2004.

Further information: Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

(ends)

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com